UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42534

Heidmar Maritime Holdings Corp.

(Translation of registrant’s name into English)

Akti Miaouli 89

Piraeus, Greece, 18538

+30 216-002-4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by Heidmar Maritime Holdings Corp. (the “Company”) on September 1, 2026, announcing its financial results for the quarter and six month period ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heidmar Maritime Holdings Corp.

Date: September 9, 2026	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer and Director